Alberto Richa, P.E.

September 6, 2005

Mr. José Enrique Fernández
Chairman of the Board
Oriental Financial Group
P.O. Box 195115
San Juan, PR 00936-5115

Dear José Enrique:

I have reviewed, as requested by regulation, the item 5.02 of the 8-K report and am in agreement with what is expressed in such item.

Very truly yours,

/s/ Alberto Richa

msp

C:	Iván G. Marrero
Corporate Department
Mc Connell Valdes

G.P.O. Box 361391, San Juan, Puerto Rice 00936-1391